FRANKLIN OGELE, P.A.
Attorney at Law
14 Penn Plaza
225 West 34th Street, 9th Fl
New York, New York, 10122
Phone: 973 277 4239 / Fax: 862 772 3985
www.ogelelaw.com / www.access-wallstreet.net

Office: (973) 277 4239	Admissions:
Fax: (862) 772 3985	New York, New Jersey and Washington, DC.

July 1, 2025

United States Securities

And Exchange Commission

Washington DC 20549

Re:	Njiko Holdings Inc.
Offering Statement on Form 1-a
Filed on June 23, 2025
File No. 024-126

Dear Sir/Madam:

Njiko Holdings Inc. (the “Issuer”) hereby withdraws the request for qualification dated June 30, 2025.

/s/ Franklin Ogele

Franklin Ogele

As Counsel for Njiko Holdings Inc.